NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC that the Form
25 filed on April 15, 2014 (the 'Original Form 25') in relation to the Barclays ETN + Short B Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500 Total Return Index ('BXDB') was filed in error. Consequently, the Original Form 25 has no effect and should be disregarded. The Original Form 25 was filed erroneously under an incorrect CIK number, which led it to be assigned to the incorrect company.